Schedule 13 D

Issuer -Psychemedics Corp
Class of Securities - Common Stock - AMEX
Cusip-744375107
Authorized receive notices:RobertMrofka, Esq.,1550 Spring Rd., #210, Oak Brook, Illinois 60523, 630-530-0000
Date of event: acquired 5.01% on 30 June 1999;
 as of 30 September 2000 total of 6.77%.

1.  Thomas J. Campbell, ss# ###-##-####;
     Thomas J. & Nancy B. Campbell, joint tenants husband &
 wife, ss# ###-##-####;
     Campbell family Limited Partnership, Nancy Campbell,
 General Partner, FEIN # 36-4087076;
4.  Source of funds:  PF & 00 (margin acct)
6.  USA
7.  Sole voting power:  Thomas Campbell 298,600 shares,
 Nancy Campbell, General
     Partner of Campbell Limited Partnership 460,250 shares
8.  Shared voting Power:  Thomas & Nancy Campbell,
 joint tenants husband & wife, 692,500
9.  Sole Dispositive Power:  Thomas Campbell 298,600 shares,
 Nancy Campbell,
     General Partner of Campbell Limited Partnership 460,250 shares
10.  Shared Dispositive Power: Thomas & Nancy Campbell,
 joint tenants husband & wife,  692,500 shares
11. Thomas Campbell 667,862 shares 46%, Nancy Campbell 369,263 shares 25%, Nancy Campbell, General Partner of
Campbell Limited Partnership 414,225 shares 29%
13.  100%
14.  EP 80,900 shares, PN 460,250 shares, IN 910,200 shares

Item 1. Common Stock of Psychemedics Corp, 1280 Massachusetts Ave.,
             Cambridge, MA

Item 2. (a) Thomas Campbell ss# ###-##-####
            (b) c/o Cisar & Mrofka, Ltd.
                  1550 Spring Rd., #210
                  Oak Brook, Illinois 60523
            (c) Private Investor - self employed
          (d) no
     (e) no
          (f) USA

          (a) Mr. & Mrs. Thomas J. Campbell, joint tenants, ss# ###-##-####
     (b) c/o Cisar & Mrofka, Ltd.
                    1550 Spring Rd., #210
                    Oak Brook, Illinois 60523

     (c) Private Investor - self employed
     (d) no
          (e) no
          (f) USA

      (a) Campbell Limited Partnership, Illinois, FEIN #26-4087076
           (b) c/o Cisar & Mrofka, Ltd.
                    1550 Spring Rd., #210
                    Oak Brook, Illinois 60523
      (c) Private Investor
           (d) no
           (e) no
           (f) USA

Item 3. Mr. & Mrs. Thomas & Nancy Campbell, Joint Account, ss#348-46-1316 Personal Funds
          Borrowed Funds:     O'Connor & Company       $5,683,982
                                   Charles Schwab & Co.          $   570,200

     Mr. Thomas Campbell ss####-##-####
     Personal Funds
     Borrowed Funds:          O'Connor & Company       $   724,874

     Campbell Limited Partnership FEIN: 36-4087076
     Partnership Private Funds
     Borrowed Funds:          O'Connor & Company       $   958,016

Item 4, (a) through (j) inclusive.

Investment is the purpose of the acquisition of securities of the issuer.
 No plans or proposals.

Item 5, (a) through (e) inclusive.

     Mr. & Mrs. Thomas & Nancy Campbell, Joint Account, ss#348-46-1316
     Thomas Campbell voting power            346,250 shares
     Nancy Campbell voting power               346,250 shares

     Thomas Campbell, ss####-##-####
     Sole voting power                            298,600 shares

    Campbell Limited Partnership
     Nancy Campbell, General Partner, voting power     460,250 shares

 Total shared voting power
     Total sole voting power  1,451,350
     Total shares        1,451,350

     Total sole dispositive power - Thomas Campbell    644,850
                         Nancy Campbell 346,250
                         Nancy Campbell,
                          General Partner    460,250
     Total                                   1,451,350

Item 6. None